Exhibit 99.1

February 23, 2016

Central Fund of Canada Limited (Symbols: NYSE MKT - CEF, TORONTO - CEF.A and CEF.U) has today released selected comparative financial information relating to net assets and results of operations for the three months ended January 31, 2016.

The interim financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) are prepared and reported in United States (“U.S.”) dollars in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” and may not include all of the information required for full annual financial statements.

STATEMENTS OF FINANCIAL POSITION

(expressed in U.S. dollars, unaudited)

	January 31,	October 31,
	2016	2015
	$	$
Net assets:
Gold bullion at market	1,884,105,595	1,935,876,980
Silver bullion at market	1,083,654,572	1,202,948,931
Cash and cash equivalents	1,443,177	7,437,644
Other receivables and prepayments	313,058	310,149

Total assets:	2,969,516,402	3,146,573,704

Liabilities:
Dividends payable	-	2,544,327
Accrued liabilities	1,554,305	2,033,419
Total liabilities	1,554,305	4,577,746

Equity:
Share Capital Class A shares	2,419,770,678	2,419,770,678
Common shares	19,458	19,458
Retained earnings inclusive of unrealized appreciation of holdings	548,171,961	722,205,822
Total equity	2,967,962,097	3,141,995,958
Total liabilities and equity	2,969,516,402	3,146,573,704

Total equity per share:
Class A shares	11.66	12.35
Common shares	8.66	9.35

Exchange rate: U.S. $1.00 = Cdn.	1.4080	1.3083

Total equity per share expressed in Canadian dollars:
Class A shares	16.42	16.15
Common shares	12.20	12.23

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company. Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Total equity (referred to as “net assets”) decreased by $174.0 million or 5.5% during the three months ended January 31, 2016 primarily as a result of a 2.7% decrease in the price of gold per fine ounce (January 29, 2016: $1,111.80; October 30, 2015: $1,142.35) and a 9.9% decrease in the price of silver per ounce (January 29, 2016: $14.08; October 30, 2015: $15.63) during the period.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(expressed in U.S. dollars, unaudited)

	Three months ended January 31,
	2016	2015
	$	$
Income:
Interest	2,480	12,372
Total income	2,480	12,372
Expenses:
Administration fees	1,380,553	1,546,350
Safekeeping fees and bank charges	818,510	941,419
Directors’ fees and expenses	62,111	51,520
Legal fees	58,308	18,195
Shareholder Information	41,744	46,891
Stock exchange fees	35,450	34,790
Audit and related regulatory fees	27,698	29,558
Registrar and transfer agent fees	13,208	15,309
Class A Shareholders’ Proceedings	513,654	-
Foreign exchange loss (gain)	(6,470)	-
Total expenses	2,944,766	2,684,032
Net loss from administrative activities	(2,942,286)	(2,671,660)
Change in unrealized appreciation of holdings	(171,091,575)	218,074,795
Net income (loss) and comprehensive income (loss) inclusive of the change in unrealized appreciation of holdings	(174,033,861)	215,403,135

Net loss, inclusive of the change in unrealized appreciation of holdings, for the three months ended January 31, 2016 was $174.0 million compared to net income of $215.4 million for the comparative period in 2015. Virtually all of the net loss for the three-month period ended January 31, 2016 was a result of the change in the unrealized appreciation of holdings during the period which was driven by the lower prices of gold and silver bullion during the three-month period. Certain expenses, such as administration fees and safekeeping fees, vary relative to net asset levels. Administration fees, which are scaled and are calculated monthly based on the total net assets at each month-end, decreased by $165,797 during the three-month period ended January 31, 2016 as compared to the same period in 2015. The decrease in administration fees was a direct result of the lower levels of average net assets under administration during the three-month periods.

Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three-month period ended January 31, 2016 was 0.10% compared to 0.08% for the comparable three-month period in 2015. For the twelve-month period ended January 31, 2016, the expense ratio was 0.40% compared to 0.32% for the twelve-month period ended January 31, 2015. The increases in the expense ratios were a direct result of costs ($513,654) incurred to address issues related to Class A Shareholders’ Proceedings. If not for these costs, the expense ratios would have been 0.08% for the three month period, and 0.33% for the twelve-month period, ended January 31, 2016.

On February 1, 2016, the Corporation announced its intention, subject to regulatory approval, including the approval of the Toronto Stock Exchange, to institute a normal course issuer bid. The Corporation will be liquidating a small portion of its bullion holdings in order to facilitate the purchase of shares and payment of expenses.

Central Fund of Canada Limited is a specialized investment holding company which passively invests primarily in long-term holdings of unencumbered allocated and physically segregated gold and silver bullion and does not speculate in gold and silver prices. At January 31, 2016, the Class A shares of Central Fund were backed over 99.9% by gold and silver bullion and may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or the Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, Chairman, President & CEO

Email: info@centralfund.com	Website: www.centralfund.com	Telephone: 905-648-7878

-2-